OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Contenders Clothing, Inc.

4040 Pioneer Avenue Suite 205
Las Vegas, NV 89102

www.contendersclothing.com

10,000 shares of Class C Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,000,000* shares of Class C Common Stock ($1,000,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Class C Common Stock ($10,000)

Company	Contenders Clothing, Inc.
Corporate Address	4040 Pioneer Avenue #205, Las Vegas, NV 89102
Description of Business	We are a fast-growing men's and youth apparel brand featuring licenses from iconic sports and entertainment brands for use in our innovative and unique boxer briefs and tees.
Type of Security Offered	Class C Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250

Perks

$500 or more

- As long as you are an investor, you will receive 30% off our retail pricing at www.contenders.co

$1,000 or more

- 30% off our retail pricing at www.contendersclothing.com
- A gift certificate equal to 10% of your investment (e.g., if you invest $1,500, you will receive a gift certificate for $150 – you can designate who should receive the electronic gift card)

$2,000 or more

- 30% off our retail pricing at www.contenderscloithing.com.
- A gift certificate equal to 10% of your investment (e.g., if you invest $2,500, you

will receive a gift certificate for $250 – you can designate who should receive the electronic gift card)
- Receive all new boxer brief styles upon company release.

$5,000 or more

- 30% off our retail pricing at www.contendersclothing.com.
- A gift certificate equal to 10% of your investment (e.g., if you invest $5,500, you will receive a gift certificate for $550 – you can designate who should receive the electronic gift card)
- Receive all new boxer brief styles upon company release.
- We will donate up to $500 in boxer briefs to your selected cause or charity or organization as part of our Everyday Contenders program: www.contendersclothing.com/collections/everyday-contenders

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Contenders Clothing, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class C Common Stock at $1 / share, you will receive 10 Class C Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Contenders Clothing, Inc. ("Contenders") is a leading designer, manufacturer and developer of men's and youth licensed and originally designed apparel, undergarments and accessories. Our innovative and unique boxer brief and premium cotton and cotton-poly blended t-shirt lines within our overall product assortment features licenses from iconic sports and entertainment properties. Contenders has licensing agreements with World Wrestling Entertainment ("WWE") for current stars and legends within the WWE family, as well as Metro-Goldwyn-Mayer Studios Inc. ("MGM") for the *Rocky* and *Creed* films. Contenders is also working on procuring additional licenses with marquee sports and entertainment brands that will allow us to quickly expand our assortment and product offerings. We are a Nevada Corporation formed on 2/23/2018 and our principal address is 4040 Pioneer Avenue, Suite #205 Las Vegas NV 89102.

Contenders is a brand that is designed for the *everyday* man (and those on their way to becoming a man), who loves sports, iconic action and adventure movies and going out on the weekends. Our core products are our licensed and unlicensed boxer briefs for both adult and youth customers. Management believes that our boxer briefs are one of the highest quality products on the market because they are all hand cut and sewn with our proprietary Contenders 'design', incorporate a high-end woven Jacquard™ waistband and feature premium fabrics across our product assortment. Our apparel products also include graphic t-shirts, basic t-shirts, shorts and hoodies and our accessories include hats and gym/travel bags.

With our current licenses for iconic Rocky characters and WWE performers, we believe we are able to cost-effectively align with a large and growing customer base which is most likely to seek out apparel and accessories that we sell. In furtherance of our core strategy to target the key young adult male ages 24-48 and youth demographics, we have entered into new license agreements for boxer briefs and t-shirts which we believe fit well into our existing portfolio of available designs and marks. With these new licenses, we will be adding new collections of licensed boxer briefs and t-shirts over the next six to twelve months.

In addition to our newly acquired licenses, Contenders plans to launch a curated selection of boxer brief styles related to world-renowned sporting events like the World Cup 2018 focused on patriotic themed products and in collaboration with core yoga, boxing, MMA and circuit fitness brands. We also expect to continue releasing new graphic t-shirt styles, hats and hoodies in connection with our existing portfolio of licensed properties . Over the next 12 months, Contenders also intends to begin experimenting with the emerging print-on-demand product offering for our core boxer-brief product, where customers can select their desired design which will then be printed on our blank boxer-briefs on a real-time basis and sent directly to the customer within about a week. This innovative product offering will allow us to offer a greater design assortment mix while minimizing production and inventory risk.

Contenders has developed a strong following within the boxing, fitness and entertainment circles, both in terms of performers as well as their large and growing fan-base. Our brand has its origins in boxing and our inaugural boxer brief collection paid homage to actual boxing legends. We have developed affiliate relationships with a number of websites related to our core customer-base, as well as athletes across different sports, and our social media following across Instagram, Twitter and Facebook has grown from 5,000 to over 50,000 in the last 18 months. Contenders also works with charities and sponsors causes through our *Everyday Contenders* program, where we contribute a portion of the sales of certain products to designated charitable organizations throughout the year.

Sales, Supply Chain, & Customer Base

Contenders is currently sold through multiple channels, including direct to consumer through our website (www.contendersclothing.com), Amazon (including Amazon Exclusives) and 3rd party e-Commerce stores. We are also expanding our sales channel into specialty retail stores and multi-unit retail stores across the country. However, approximately over 65% of Contender's of our sales come through our own website and purchases made on Amazon.com. Contenders is carried in F.Y.E. (For Your Entertainment) stores and on the WWE Shop as well as at live events. Some of our graphic t-shirts and boxer briefs have also been sold at Nordstrom Rack, which fills a niche in terms of reaching certain price conscious customers as well as serving as an off-price channel for excess inventory for certain designs. Our WWE and Rocky collections are featured on Amazon within its Amazon Exclusives store, which is an elite marketing category on Amazon.com reserved for high value products offering good value to the Amazon customer base.

We source our products from suppliers located in the United States and Asia. Finished products are sent to our third-party logistics partner who handles all of our direct to consumer and wholesale channel fulfillment, receiving and inventory functions. Orders placed through our website at www.contendersclothing.com, as well as wholesale channel orders for our retail partners and Amazon.com inventory requirements are packed and shipped directly from our third-party logistics partner and sent directly to the customers.

Competition

We principally compete with premium boxer brief brands such as Saxx, Tommy John, PSD Underwear and Ethika. We believe that our licenses are a major competitive advantage as we either have certain protections in our agreements or if we do not have exclusivity, management believes it would be rare for our key licensors to provide licenses to other competitors in the under-garment apparel market, as that would potentially cannibalize sales. With our licenses, we believe that we can acquire customers more cost-effectively than our competitors. And, as a result of the brands we represent, we believe that our brand is a more viral and appropriate online brand where we believe we have a better opportunity to connect with our potential customers.

Liabilities and Litigation

Contenders is currently not subject to any pending or threatened litigation with respect to its business or operations.

As of 12/31/17, Contenders has the following loan amounts outstanding:

Term Loan Payable, due 12/31/17* - $22,000 *the company extended this loan in January 2018 to 6/30/18

Revolving Line of Credit, due 7/1/18* – $130,996.07 *the company owed a payment of $50,000 which was extended by the company until 6/1/18 and the Company extended the RLOC to 12/31/18

The team

Officers and directors

Jonathan Snyder	Co-Founder, CEO and CFO, Board Member

Jonathan Snyder
Currently, CEO, CFO and Board Member of Contenders Clothing since 2016. Previously, Co-founder of Bungalow Clothing (e-commerce fashion for women) from 2015-2016. From 2013-2015, President, COO and CFO of Fine Properties/Lev Restaurant Group ($100M investment company); Co-Founder, CEO & Chairman of the Board, KeyOn Communications (sold 3/2011); Co-Founder Transistor 8 (sold 6/2007); and Co-Founder, VP Business Development, LineUp Technologies Private Equity investor for Clarity Partners and Pacific Capital Group; Investment Banking Professional for Bear, Stearns & Co. in its Telecommunications Group. M.B.A. from UCLA Anderson School of Management; B.S., dual concentrations in Finance and Entrepreneurial Studies from The Wharton School of the University of Pennsylvania.

Number of Employees: 6

Related party transactions

On July 2, 2015, the Company entered into a revolving line of credit agreement with an executive of the Company to borrow up to $150,000. The proceeds were used for operations. Interest accrues at 5.0% per year with principal and interest maturing on July 2, 2018. In addition, upon the earlier of raising $300,000 in capital or July 1, 2016, $50,000 was immediately payable. To date no payments have been made on the revolving line of credit. On January 25, 2018, pursuant to the First Amendment of that Revolving Line of Credit the due date of the revolving line of credit and the $50,000 payment were extended to December 31, 2018. In addition, the borrowing limit was increased to $175,000. The outstanding principal and interest balances as of December 31, 2017 and 2016 were $139,807 and $75,165, respectively. On July 18, 2017, the Company entered into a promissory note agreement with an individual related to the managing member to borrow $66,000. The proceeds were used for operations. Interest accrues at 6.0% per annum with the note and accrued interest maturing on June 30,

2018. The outstanding principal and interest balance as of December 31, 2017 was $22,110. The Company recognized interest expense related to these related party borrowings of $9,390 and $3,579 during the years ended December 31, 2017 and 2016, respectively.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** We own the trademark "Contenders" which we believe is one of the Company's most valuable assets. We have also filed for trademark and copyright protection for other descriptive business terms. In addition to our Contenders trademark we own Internet domain names, and other trade secrets. However, there is no guarantee that we will maintain our intellectual property or that others won't challenge our ownership therein or that we will be successful in current or future trademark applications.
- **We have a short operating history in a competitive industry and, as a result, our past results may or may not be indicative of future operating performance.** We have a short operating history in a highly competitive industry, including fashion and eCommerce, that may not develop in a manner favorable to our business. Our relatively short operating history makes it difficult to assess our future performance.
- **Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality and our customer experience.** Any harm to our brand could have a material adverse effect on our company.
- **We rely on our suppliers to produce our products consistently, based on our specs, on time with the highest level of quality.** We source our products from a variety of manufacturing facilities in Asia and the United States. The operations of our suppliers can be subject to additional risks beyond our control, including the quality of the fabrics using in production, shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption to our supply chain could have a material adverse effect on our business.
- **We use third-party software and information systems to operate our website, process transactions and communicate with customers.** Any disruption or slowdown of our systems, including system failures, breaches or other causes outside of our control could disrupt our business and have a negative impact on our sales and operations.
- **We must successfully gauge apparel trends and changing consumer preferences.** Our success depends on our ability to design and manufacture products that appeal to our customers. It is possible that future new products or licenses will fail to gain market acceptance for a variety of reasons. Lead times for certain of our products, like boxer briefs, could make it difficult for us to respond rapidly to changing trends or customer acceptance of our apparel designs. If the new products fail to achieve significant sales and acceptance in the marketplace, this could have a material adverse effect on our sales and the value of your

investment.

- **If we are unable to manage our inventory effectively, our operating results could be adversely affected.** If we do not properly deliver products or designs that meet our customers preferences, we could experience inventory write offs and lower gross margins.
- **Our industry is highly competitive and if we do not compete effectively our operating results could be adversely affected.** The eCommerce and apparel industries are highly competitive. In particular, the underwear market is incredibly competitive with large companies with significant resources as well as a number of new entrants and existing companies who have launched an underwear line. Competition may result in pricing pressure, reduced profit margins or a reduction of market share, any of which could substantially harm our business and results of operations.
- **We rely on a mix of paid marketing, affiliate partnerships, and referrals to help grow our business, but these efforts may not be successful or cost-effective.** Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur.
- **We rely on third parties to provide services essential to the success of our business.** Our third party partners provide a variety of essential business functions, including warehousing and distribution, graphic design, eCommerce software, website design, online marketing among others. If any of these partners experience any issues in delivering services or if they fail to continue to perform to expectations, it could have a material adverse effect on the company's operations and future prospects.
- **We are heavily reliant on the use of third-party licenses in our products and there is no guarantee that these licenses will be a predictor of future success.** The company's business plan involves securing licenses from the third parties who control them including licensing houses, estates and companies. The company invests upfront in these licensees typically in the form of an advance against royalties as well as committing to a guarantee on the royalties the licensor will receive. Results may vary from expectations during the course of the license. In the event that a license does not achieve the targets set forth in the license agreements, the company may not be able to cancel the agreement or cancel the agreement without penalty.
- **Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.** While the company has not been involved in any private actions, collective actions, investigations and various other legal proceedings by clients, employees, suppliers, competitors, government agencies or others, should any claims be brought against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resources. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. If any of these legal

proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

- **If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.** To effectively manage our growth, we must continue to implement our operational plans and strategies, improve our infrastructure of information systems and retain existing and expand, train and manage our employee base. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may have an adverse effect on our business, financial condition and operating results.
- **An economic downturn or other broader economic shock may adversely affect consumer discretionary spending and demand for our products.** Our business and operating results are subject to general economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth and declines in asset values among others. Poor economic conditions may lead consumers to delay or reduce the purchase of our products, which could have a materially adverse effect on our financial condition.
- **Our future success and continued growth is dependent on the continued service of our CEO Jonathan Snyder.** Jonathan Snyder, our CEO, is the single largest shareholder and co-founder of the company. Should we lose his services it could have a negative impact on our ability to continue to grow the business effectively. Jonathan handles all areas of the day-to-day operations of the company and his experience, technical skill and industry relationships we believe are a competitive advantage. While it is our intention to maintain a key person life insurance policy for Jonathan Snyder, we do not currently have one in place. As a result, we would have no way to cover the financial loss if we were to lose his service to the company.
- **We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.** If we cannot secure either equity or debt to fund our business in the future, we may be forced to modify our business plan. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business

and prospects could fail or be adversely affected.

- **There is no assurance the maximum amount of this offering will be sold.** The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the shares pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.
- **Investors will have no voting rights with respect to decisions of the Company.** We are offering shares of our non-voting Class C common stock. Investors will have no voting rights attached to their stock, and therefore will have no ability to impact or otherwise influence corporate decisions of the Company. Specifically, and without limitation, the majority holders of our other classes of stock may determine to sell the Company and, depending on the nature of the transaction, investors will (subject to certain dissenter's rights) be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jonathan Snyder, 45.5% ownership, Class B Common Stock

Classes of securities

- Common Stock Class B: 2,728,965

  Voting Rights *(of this security)*

  The holders of shares of the Company's Class B Common Stock (together with the other classes, the "Common Stock"), par value $0.00375 per share, are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if applicable.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of Class A Common Stock, Class C Common Stock, and any classes of preferred stock that we may designate in the future.

- Class A Common Stock: 3,271,035

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Common Stock (together with the other classes, the "Common Stock"), par value $0.00375 per share, are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the

Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if applicable.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of Class B Common Stock, Class C Common Stock, and additional classes of stock that we may designate in the future.

- Class C Common Stock: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Class C Common Stock (together with the other classes, the "Common Stock"), par value $0.00375 per share, are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class C Common Stock are subject to and may be adversely affected by, the rights of the holders of Class A Common Stock, Class B Common Stock, and additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a holder of Class C Common Stock, you have no voting rights. Even if it were to converting into another class of stock, as a minority holder of any voting class, you would have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Revenues (shown as net of sales discounts) grew 100% to approximately $280,000 for fiscal year 2017 from $140,000 for fiscal year 2016. Gross margin for fiscal year 2017 decreased to 51% as compared to 68% for fiscal year 2016 due to additional expense associated with the WWE license. Net loss for fiscal year 2017 was approximately $238,000, or 85% of revenues, as compared to approximately $98,000 in fiscal year 2016, or 70% of revenues. The increased loss was due to the additional expenses associated with the WWE license and related marketing and sales expenses.

Financial Milestones

The company is investing for continued growth of the brand including acquiring new licenses and increasing the production of our merchandise as well as increasing staffing levels to accommodate our foretasted growth. As a result, we will experience net income losses in the foreseeable future as we continue to make these investments into our operations. We obtained our second license with World Wrestling

Entertainment Inc. in December 2016 and recently obtained our third license in January 2018. We achieved cumulative revenues of $500,000 in January 2018 and expect revenues to continue to grow in 2018 to $1M. We believe that the funding from this offering will be sufficient to achieve our 2018 financial goals and will explore other financing alternatives based on our performance against our plan and overall growth rates. For 2019 and 2020, management is foretasted revenue $6 million and $10 million, respectively, and believes the company will generate positive net income beginning in 2020.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The company has outstanding indebtedness under a Revolving Line of Credit (RLOC) of $139,807 as of December 31, 2017 . Interest accrues under the RLOC at 5% per year with principal and interest maturing on July 2, 2018. In addition, upon the earlier of raising $300,000 in capital or July 1, 2016, $50,000 was immediately payable. To date no payments have been made on the revolving line of credit. On January 25, 2018, pursuant to the First Amendment of that Revolving Line of Credit the due date of the revolving line of credit and the $50,000 payment were extended to December 31, 2018. In addition, the borrowing limit was increased to $175,000. On July 18, 2017, the Company entered into a promissory note agreement with an individual related to the managing member to borrow $66,000. The proceeds were used for operations. Interest accrues at 6.0% per annum with the note and accrued interest maturing on June 30, 2018. The outstanding principal and interest balance as of December 31, 2017 was $22,110.

Recent offerings of securities

- 2015-09-01, Regulation D, 37500 Class C Units. Use of proceeds: Production of merchandise, marketing and general corporate purposes

Valuation

$6,000,000.00

The Company believes that its valuation is driven by its valuable portfolio of licenses, growth of the business, the Contenders trademark and overall size of the market opportunity.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,000,000
Less: Offering Expenses	$7,500	$7,500
StartEngine Fees (6% total fee)	$6,000	$60,000
Net Proceeds	$1,900	$932,500
Use of Net Proceeds:		
Marketing	$0	$150,000
Working Capital	$1,900	$350,000
Merchandise Development & Production	$0	$200,000
License Advances	$0	$50,000
Debt and Payables Payments		$50,000
Total Use of Net Proceeds	$1,900	$800,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,000,000, we believe we will have sufficient capital in addition to cash flow from operations to achieve our forecast. We have agreed to pay Start Engine Capital LLC ("Start Engine") which owns the intermediary funding portal startengine.com a fee of 6% on all funds raised. As shown above, the net proceeds of this offering after paying for costs directly associated with this capital raise, will be used for increases in marketing spend, general working capital, merchandise development and production and $50,000 in debt and past-due interest payments consistent with the terms of our debt agreements.

We intend to increase our marketing spend above our current levels in order to better penetrate our addressable customer base. This incremental marketing spend will be comprised of incremental paid media, public relations, sponsorships, and social media influencers and bloggers.

We will be increasing our staff as we grow revenues so our working capital needs will increase from our spend today. For example, we intend to hire team members in areas of marketing, social media and sales. In addition, we expect to increase salaries for full-time employees in executive roles, graphic design, and apparel design.

With our new licensees and expectations of accelerating revenues, we expect to increase our manufacturing of products to support our current and anticipated licenses for our boxer briefs and other categories if applicable. In addition, we expect to increase production of our Contenders-branded apparel as well as our youth styles and sizes.

Licenses typically require an upfront payment in addition to a minimum guarantee of royalties to the licensor. We have budgeted a portion of the proceeds towards new licenses that we either have agreements for or that we are in active negotiations.

Finally, Contenders has a debt payment due on June 30, 2018 and has a past due interest balance on its Revolving Line of Credit of approximately $11,000. The company has certain vendors that it is in arrears with that the company intends to repay as funds permit which is approximately $17,000.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.contendersclothing.com/investors in the tab labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Contenders Clothing, Inc.

[See attached]

CONTENDERS CLOTHING LLC

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2017 AND 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Contenders Clothing LLC
Index to Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members
Contenders Clothing LLC
Las Vegas, NV

We have reviewed the accompanying financial statements of Contenders Clothing LLC (the "Company"), a Nevada Limited Liability Company which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbmckennon

dbb*mckennon*
San Diego, California
February 28, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

CONTENDERS CLOTHING LLC
BALANCE SHEETS
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash	$ 5,401	$ 73,295
Accounts receivable, net	6,262	10,461
Inventory	143,340	140,657
Other current assets	4,361	51,518
Total current assets	159,364	275,931
Total assets	$ 159,364	$ 275,931
Liabilities and Members' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 40,299	$ 64,175
Accrued liabilities	10,726	3,979
Line of credit - related party	130,996	-
Notes payable - related party	22,000	-
Total current liabilities	204,021	68,154
Line of credit - related party net of current portion	-	71,586
Total liabilities	204,021	139,740
Commitments and contingencies (Note 4)	-	-
Members' Equity (Deficit):		
Membership units	362,064	304,714
Accumulated deficit	(406,721)	(168,523)
Total members' equity (deficit)	(44,657)	136,191
Total liabilities and members' equity (deficit)	$ 159,364	$ 275,931

See accompanying independent **accountants' review report** and notes to the financial statements

CONTENDERS CLOTHING LLC
STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Net sales	$ 279,898	$ 140,201
Cost of sales	135,943	45,046
Gross profit	143,955	95,155
Operating expenses:		
General and administrative	156,958	82,257
Sales and marketing	184,098	85,151
Shipping and distribution	31,707	21,956
Total operating expenses	372,763	189,364
Loss from operations	(228,808)	(94,209)
Other expense :		
Interest expense	9,390	3,579
Total other expense	9,390	3,579
Net loss	$ (238,198)	$ (97,788)

See accompanying independent **accountants' review report** and notes to the financial statements

CONTENDERS CLOTHING LLC
STATEMENTS OF MEMBERS' EQUITY(DEFICIT)
(unaudited)

	Class A Units		Class B Units		Class C Units				
	Shares	Amount	Units	Amount	Units	Amount	Subscription Receivable	Accumulated Deficit	Total Members' Equity (Deficit)
December 31, 2015	114,000	$ 15,000	36,000	$ -	26,156	$ 209,260	$ (13,000)	$ (70,735)	$ 140,525
Cash for membership units	-	-	-	-	9,371	74,990	13,000	-	87,990
Unit based compensation	-	-	683	5,464	-	-	-	-	5,464
Net loss	-	-	-	-	-	-	-	(97,788)	(97,788)
December 31, 2016	114,000	15,000	36,683	5,464	35,527	284,250	-	(168,523)	136,191
Cash for membership units	-	-	-	-	1,973	15,750	-	-	15,750
Unit based compensation	-	-	5,200	41,600	-	-	-	-	41,600
Net loss	-	-	-	-	-	-	-	(238,198)	(238,198)
December 31, 2017	114,000	$ 15,000	41,883	$ 47,064	37,500	$ 300,000	$ -	$ (406,721)	$ (44,657)

See accompanying independent accountants' review report and notes to the financial statements

CONTENDERS CLOTHING LLC
STATEMENTS OF CASH FLOWS
(unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash Flows from Operating Activites		
Net loss	$ (238,198)	$ (97,788)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unit based compensation	41,600	5,464
Changes in operating assets and liabilities:		
Accounts receivable	4,199	(8,324)
Inventory	(2,683)	(8,627)
Other current assets	47,157	-
Accounts payable	(23,876)	3,822
Accrued liabilities	6,747	3,979
Net cash used in operating activities	(165,054)	(101,474)
Cash Flows from Financing Activities		
Proceeds from notes payable - related party	66,000	-
Repayments on notes payable - related party	(44,000)	-
Proceeds from line of credit - related party	59,410	-
Cash received from membership units	15,750	87,990
Net cash provided by financing activities	97,160	87,990
Decrease in cash and cash equivalents	(67,894)	(13,484)
Cash and cash equivalents, beginning of year	73,295	86,779
Cash and cash equivalents, end of year	$ 5,401	$ 73,295
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 770	$ -
Cash paid for income taxes	$ -	$ -

See accompanying independent **accountants' review report** and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Contenders Clothing LLC was organized on July 1, 2015 ("Inception") in the State of Nevada. The Company's headquarters are located in Las Vegas, Nevada. The financial statements of Contenders Clothing LLC. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Contenders Clothing, Inc. ("Contenders") is a leading designer, manufacturer and developer of men's and youth licensed and originally designed undergarments, apparel, and accessories. Our innovative and unique boxer brief and premium cotton and cotton-poly blended t-shirt lines within our overall product assortment features licenses from iconic sports and entertainment properties. Contenders has licensing agreements with World Wrestling Entertainment ("WWE") for current stars and legends within the WWE family, as well as Metro-Goldwyn-Mayer Studios Inc. ("MGM") for the *Rocky* and *Creed* films. Contenders is also working on procuring additional licenses with marquee sports and entertainment brands that will allow us to quickly expand our assortment and product offerings. The Company's products are currently sold through multiple channels, including online at our website, Amazon (including Amazon Exclusives) and other online stores as well as specialty retail stores on the Las Vegas Strip and other retail stores across the country.

Management Plans
We have historically relied on product sales, sales of membership units and loans from our members and related parties for working capital. We will continue to incur additional costs for operations until revenues can sustain operating costs. During the next 12 months, the Company intends to fund its operations with funding from the sale of products and our anticipated Regulation Crowdfunding campaign. However, if needed, our managing member, through increases in the line of credit, has made the representation to fund our operations for the period of one year from the date of the issuance of these financial statements. The Company intends to use the funds to fund operations, increase sales and marketing efforts, to launch secure additional product licenses and launch new boxer brief and other designs, expansion of the current products range into adjacent categories, and to contract increase penetration into with additional retailers. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing

the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Management sets credit limits for each customer and reviews customers' credit worthiness before extending credit. The Company maintains an allowance for doubtful accounts at times to reserve for potential uncollectible receivables based on historical experience. As of December 31, 2017 and 2016, there were no allowances deemed necessary.

Inventory
Inventories consist of finished goods, primarily consisting of boxer briefs, t-shirts, hoodies, and accessories. Inventories are recorded at the lower of cost or market, using the first-in, first-out method ("FIFO").

Revenue Recognition
The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis.

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognize. Management bases their estimates on historical experience.

Shipping and Handling Costs
The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses.

Advertising
The Company expenses the cost of advertising and promotions as incurred. In 2017, the Company incurred approximately $30,000 associated with participation in an apparel trade show.

Research and Development
We incur research and development costs during the process of researching and developing our designs and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred.

Unit Based Compensation
The Company estimates the fair value of units provided to individuals for services provided. The **Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's units** granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Income Taxes
The Company is **a Limited Liability Company ("LLC")** taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the equity holders are liable for individual federal and state income taxes on their respective shares of the **Fund's** taxable income. The Fund has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – RELATED PARTY NOTES PAYABLE

On July 2, 2015, the Company entered into a revolving line of credit agreement with the managing member of the Company to borrow up to $150,000. The proceeds were used for operations. Interest accrues at 5.0% per year with principal and interest maturing on July 2, 2018. In addition, upon the earlier of raising $300,000 in capital or July 1, 2016, $50,000 was immediately payable. To date no payments have been made on the revolving line of credit. On January 25, 2018, pursuant to the First Amendment of that Revolving Line of Credit the due date of the revolving line of credit and the $50,000 payment were extended to December 31, 2018. In addition, the borrowing limit was increased to $175,000. The outstanding principal and interest balances as of December 31, 2017 and 2016 were $139,807 and $75,165, respectively.

On July 18, 2017, the Company entered into a promissory note agreement with an individual related to the managing member borrow $66,000. The proceeds were used for operations. Interest accrues at 6.0% per annum with the note and accrued interest maturing on June 30, 2018. The outstanding principal and interest balance as of December 31, 2017 was $22,110.

The Company recognized interest expense related to these related party borrowings of $9,390 and $3,579 during the years ended December 31, 2017 and 2016, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

License Agreements
The Company entered into a license agreement on September 1, 2015 to obtain rights to incorporate certain proprietary copyrights and trademarks into its boxer brief designs. The Company is required to pay royalties at a certain percentage of net sales of licensed product. There is a minimum guarantee, which is credited against royalties. The initial license was set to expire on December 31, 2017, however it was extended until December 31, 2019 with an additional payment.

The Company entered into a license agreement on November 1, 2016 to obtain rights to incorporate certain proprietary copyrights and trademarks into its boxer brief designs. The license agreement expires on December 31, 2019. Under the license agreement requires a total minimum guarantee which are paid at various points over the term of the license. The Company is required to pay royalties of a certain percentage of net sales of licensed product. These minimum payments may be credited against royalties each year. As of December 31, 2017 and 2016, the Company had royalties payable of $0 and $50,000 which is recorded within accounts payable on the accompanying balance sheets. As of December 31, 2017 and 2016, the Company has prepaid royalties of $0 and $42,941, respectively. Subsequent to **December 31, 2017, the Company isn't in compliance with the payment terms of the license agreement** and is currently in the process of renegotiating.

The loss of either of these licenses would have a material impact on our operations.

NOTE 5 – MEMBERS' EQUITY (DEFICIT)

The Company is authorized to issue up to 500,000 total units as follows:

Class A Units
The Company has authorized the issuance of 114,000 Class A units **("Class A")**. The Class A holders have one vote for each Class A held. There are 114,000 Class A units issued and outstanding as of December 31, 2017 and 2016.

Class B Units
The Company has authorized the issuance of 75,000 Class B units **("Class B")**. The Class B holders do not have voting rights except in cases where the Operating Agreement is being amended. During the years ended December 31, 2017 and 2016, the Company issued 5,200 and 683 Class B units for services rendered, respectively. The Company valued the Class B units at $8.00 based upon the sales price of the Class C units. During the years ended December 31, 2017 and 2016, the Company recognized $41,600 and $5,464 of unit based compensation expense, respectively, which is included in general administrative in the statements of operations. There were 41,883 and 36,683 Class B units issued and outstanding as of December 31, 2017 and 2016, respectively.

Class C Units
The Company has authorized the issuance of 75,000 Class C units **("Class C")**. The Class C holders have voting rights on certain matters among other rights of the security. These Class C units have anti-dilution rights, in which members of this class receive sufficient additional Class C units to maintain their ownership interest percentage upon a qualified initial public offering. During the years ended December 31, 2017 and 2016, the Company issued 1,973 and 9,371 units for cash proceeds of $15,750 and $74,990,

respectively. There were 37,500 and 35,527 units issued and outstanding as of December 31, 2017 and 2016, respectively.

The balance of the unclassified units, 306,617, may be classified by management at a later date.

NOTE 6 – OPERATING AGREEMENT

The Operating Agreement provides, inter alia, for the following:

To the extent distributions of Distributable Cash is available as determined by Manager, on or before the 75th day following the close of each calendar year or as otherwise determined by the Manager, the Company shall distribute such Distributable Cash according to the following:

(i) First, to the Member(s) who are entitled to a preferred return, if any, on any loans to the Company made by said Member(s) and/or Initial Capital Contributions;

(ii) Next, to pay down the principal amount(s) of any of the loans to the Company made by said Member(s);

(iii) Next, to the payment of interest, then principal, on other loans;

(iv) Next, so long as the Class C unit holders have not received distributions in amounts that return the full amount of their original capital contribution, a priority return of 80% to the Class C members (with the Class A and B having a 20% distribution on a pro rata basis)

(v) Next, after the Class C unit holders have received distributions in amounts that return their original capital contribution, to each Member based on each Member's pro-rata Membership Interest Percentage.

NOTE 7 – SUBSEQUENT EVENTS

During January 2018, the Company borrowed an additional $42,304 under the revolving line of credit.

During February 2018, the Company increased its total authorized units to 1,000,000 units.

During January and February 2018, the Company issued 230,000 Class A units to the managing member for providing the loan extension and additional capital to fund the Company's operations.

During January and February 2018, the Company issued 31,505 Class A units and 104,355 Class B units in connection with services rendered.

In February 2018, the Company issued 93,436 Class C units in connection with removing the anti-dilution provision of those units.

During February 2018, the Company elected to convert from an Nevada Limited Liability Company to a Nevada C Corporation. The formal election was approved by the Nevada Secretary of State on February 23, 2018. The Company's membership units will be exchanged for various classes of common stock. In addition, the Company expects to effect a 9.16:1 stock split.

As of the issuance date of these financial statements, the Company is in renegotiating the terms of one of its license deals.

The Company has evaluated subsequent events that occurred after December 31, 2017 through February 28, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Contenders Clothing is pending **StartEngine Approval.**


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Contenders

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Investors

$0.00
Raised of $10K - $1.07M goal

Contenders Clothing

A Lifestyle Brand for Real Guys

Small OPO | Las Vegas, NV | E-Commerce | Accepting International Investment

Fast Growing Lifestyle Brand Using Recognizable Licenses Leading to A Powerful Customer Acquisition Model

Invest in Contenders

Featuring licenses with WWE, Rocky and other sports and entertainment properties (and with more licenses in the pipeline) for boxer briefs and other product categories in the future, Contenders is an exciting men's and youth lifestyle brand with a growing line of its own Contenders-branded apparel.

Our customer acquisition model is fueled by our licenses whose properties have an audience size of over 100 million people which strengthen our Contenders brand and leads to a low cost of acquisition. We are working closely with our licensors to better leverage their fan bases as well as their individual athletes and stars which will hopefully allow us to even further reduce our cost of customer acquisition.

Contenders is uniquely poised to meet the needs of our vast audience:

- Our growing license portfolio gives us a marketing advantage that leads to a powerful customer acquisition model.
- We make unique products in the marketplace from our boxer briefs and tees, hats and other categories and anticipate our licenses will include other products.
- We offer youth sizes which increases our average order value as parents look to buy associated products for their children.
- We produce a high-quality product that competes at a favorable price against our competitors in the premium lifestyle apparel category.
- We are more than boxer briefs featuring incredible licenses: we also sell products under our our own lifestyle brand, *Contenders*.


Contenders
Rocky

The men's underwear market has undergone significant change in recent years. Unable to find the quality and style they want at brick-and-mortar stores, **men have turned to direct-to-consumer brands to meet their apparel needs.**

In only two short years, we've proven the incredible potential of our business model **generating over $500,000 in gross sales**; and, we believe Contenders is poised to rise up to the challenge of our rivals.

We're seeking your investment in order to make Contenders into a CHAMPIONSHIP BRAND:

- With the massive audience sizes of our WWE, Rocky and future licenses, we are seeking to reach our audience at a faster rate with larger marketing budget.
- We will continue to expand our portfolio of licenses across sports, entertainment, fitness brands, athletes and stars.
- We will be expanding our youth product offerings.
- We will introduce on-demand printing for our boxer brief collection.
- We will expand our Contenders branded product lines, capitalizing upon the traction that our high-quality licenses provide.

An investment in Contenders connects you with a fast-growing lifestyle apparel brand boasting a collection of recognizable licenses that translate into a powerful customer acquisition model. Even more, an investment in Contenders is a chance to be directly connected to some of the world's most recognizable franchises.

Invest in Contenders! Experience the **thrill of the fight as we rise to the top** while building the next great men's and youth apparel brand!


Contenders

The Offering

Investment

$1.00/share of Class C Common Stock | When you invest you are betting the company's future value will exceed $7.0M.

Perks*

$500 or more

- As long as you are an investor, you will receive 30% off our retail pricing at www.contendersclothing.com.

$1,000 or more

- 30% off our retail pricing at www.contendersclothing.com.
- A gift certificate equal to 10% of your investment (e.g., if you invest $1,500, you will receive a gift certificate for $150 – you can designate who should receive the electronic gift card)

$2,000 or more

- 30% off our retail pricing at www.contendersclothing.com.
- A gift certificate equal to 10% of your investment (e.g., if you invest $2,500, you will receive a gift certificate for $250 – you can designate who should receive the electronic gift card)
- Receive all new boxer brief styles upon company release.

$5,000 or more

- 30% off our retail pricing at www.contendersclothing.com.
- A gift certificate equal to 10% of your investment (e.g., if you invest $5,500, you will receive a gift certificate for $550 – you can designate who should receive the electronic gift card)
- Receive all new boxer brief styles upon company release.
- We will donate up to $500 in boxer briefs to your selected cause or charity or organization as part of our Everyday Contenders program: www.contendersclothing.com/collections/everyday-contenders

**All perks occur after the offering is completed.*

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

"We aren't in the apparel business per se; **we're in the Rocky and WWE business.**"

Jonathan Snyder

CEO


contendersclothing
contendersclothing #tbt to when @snoopdogg rocked our "Apollo Creed" briefs from our #Rocky inspired boxer briefs line
Right now you can get 3 pairs of our Rocky inspired boxer briefs for $50.


contendersclothing
contendersclothing Thanks for the shoutout Champ Victor Ortiz @itsvortiz
Rocking our Rocky III's from our officially licensed Rocky boxer briefs line!
link in bio
Watch out 2018 - Contenders is here
#boxingchampion #repost #athlete


contendersclothing
CONTENDERS
COMPETE
contendersclothing #tbt to the CEO and founder with @bharper3407 making gains
Rope-A-Dope tee in blue and Compete tee both available online on our website.
Shop now @contendersclothing


Darren Rovell
@darrenrovell
Cool execution: Rocky style briefs from @ContendersUSA.
Apollo Creed
Rocky II


Victor Ortiz
@VICIOUSortiz
Thanks to my friends @ContendersUSA for the sweet boxers #Rocky #Southpaw armyoffreshmen... instagram.com/p/BeGs6cWnVDs/
1/18/18, 12:46 PM

Proven *Contenders*

What Real Customers Say About Our Boxer Briefs



"These are awesome! ***The design is great, the material is light, thin and you can tell it's good quality.*** *Great product, fast delivery, I would definitely recommend this to friends!*"



"Highly recommended for; who, who, who? ***Recommended for all of you because Contenders Clothing rocks!***"



"***These are extremely comfortable.*** *I've worn* ***under armour boxers*** *and* ***compression shorts*** *for many years and* ***I find these to be superior to both for comfort.***"



"***Awesome underwear***, *bought Creed and Drago to go with.* ***Such a great concept.***"



"Great and comfortable fit. ***I plan to buy all the Rocky underwear.*** *Reasonable price.* ***Great company.***"



"***These are the best underwear I've ever owned!***"

An Incredible Market Opportunity

The Biggest Opportunity in Men's Apparel Since Socks

Men's Underwear **by the Numbers**

5.8%

CAGR from 2016

$6 Billion

Market by 2026

$1.8 Billion

Boxer Brief Segment by 2018

Source: Future Market Insights, Men's Underwear Market: Increasing Number of Metrosexual Men in the U.S. Anticipated to Fuel Revenue Growth of the Boxer Shorts Segment During the Forecast Period: U.S. Industry Analysis and Opportunity Assessment, 2016-2026

Our Licenses Give Us a Competitive Advantage

It wasn't long ago that men's underwear was a purely utilitarian product. But now, **demand for men's underwear that's not just fashionable, but also comfortable and cool is continuing and escalating.**

This is where Contenders comes in.

We've already proven the potential of our business model. With an Average Units Per Order of nearly 3, we significantly outperform industry norms...And all of this was before the successful launch of our WWE line, a license with even greater reach and potential audience, in September of last year.

With this market quickly expanding, the e-commerce and direct-to-consumer segments are wide open. When you combine that with the tried-and-true licenses that we've assembled, **we believe that Contenders has the recipe for championship-level success.**



14,000
Online Orders

20,000
Pairs of Underwear Sold


ONLINE SALES
$9,124
2015
$118,533
1199%
Growth
2016
$210,036
77%
Growth
2017

The Weigh In: **Contenders Is Ready to Scale**

$70
Average Order Value

4x
Return
On Holiday Marketing Spend

20%
Repeat Buyers
Past 6 Months

2.5%
E-Commerce Conversion

A Growing Fan Base on Social Media

38K Followers

11.2K Followers

1K Followers

Contenders Works with Internationally Known Franchises

In the eyes of many consumers, licensed underwear has typically been associated with low quality. For Contenders this perception presents a golden opportunity. **By taking two of the world's most recognizable franchises -- the WWE and Rocky -- and providing fans of both with a high-quality licensed product, we're changing minds and effectively inventing an entirely new product category.**



WWE: Tale of the Tape

$1 Billion

Retail Sales in 2015

600 Million

Facebook and Twitter Followers

320+

Live Events per Year


ROCKY

Rocky: Tale of the Tape

$1 Billion

Worldwide Gross

$550 Million +

Domestic Gross

11.3 Million

Likes on Facebook

Contenders' Expanding License Portfolio

Increasing Our Reach Through Battle-Tested Brands and Franchises

We are rapidly growing our licenses, and this growing portfolio of licenses provides us with an easier way of acquiring customers. And, we are looking to increase the product categories that are covered by our licenses.

Soon, we plan to launch a curated selection of boxer brief styles related to world-renowned sporting events. These events include the **FIFA World Cup 2018**, for which we will focus on patriotic, flag-themed products. We will also be working in collaboration with core yoga, boxing, MMA and circuit fitness brands. Finally, **we also expect to continue releasing new graphic t-shirt styles, hats and hoodies in connection with our existing portfolio of licensed properties.**



The Karate Kid

Coming 2nd Quarter 2018

Since its original release in 1984, the Karate Kid has been a cultural touchstone shared between multiple generations. Fans of the franchise will find what we have planned irresistible.



New Licenses

Coming 3rd Quarter 2018

We are currently hard at work arranging a new license to follow the Karate Kid. There are several big-name franchises we're considering, and we'll be announcing our selection in the very near future.

Building The Contenders Brand Using Licenses

Contenders-Branded Products and Apparel Have Real Potential

While licensing forms the cornerstone of Contenders' business model, that's not the whole picture. In fact, **we believe that licensing provides us with an incredibly cost-effective means of customer acquisition**, which will in turn fuel the rise of the Contenders brand overall.


Contenders

Right now we offer Contenders-branded products that possess the exact same quality and cool factor as our licensed products. As our brand rises to the top of consumers' minds, we believe they'll reach for Contenders when they're buying:

- Hats
- T-Shirts
- Hoodies
- Bags and Totes
- And More!

We're excited about our growing license portfolio, **but our own branded products are where we see even more potential for long-term success.**

Over the next 12 months, we intend to experiment with print-on-demand product offerings for our core boxer-brief product. This will allow customers to select and customize their desired design. The results will be printed on our blank boxer-briefs on a real-time basis and sent directly to the customer within about a week. **This innovative product offering is an exciting prospect, as it will allow us to offer a greater design assortment mix while minimizing production and inventory risk.**


COMPETE



How Contenders Will Climb the Ladder

Well Positioned for the Title Bout



We're only at the beginning of our climb up the ranks. The two licenses we're working with now -- WWE and Rocky -- are just the start... And we've only begun to maximize their potential because of the sheer size of their respective marketing audiences! As the year continues, **we plan to expand upon our use of both licenses with even more styles.**

The WWE in particular presents an exciting opportunity for our future expansion. As a brand, WWE is multi-generational in its reach. As it evolves, so too can Contenders. Likewise, **we can delve even further into the WWE's rich history, bringing products to market that appeal to WWE fans from older generations.**

As we expand we can leverage our relationship with the WWE even further. For example, we can conduct outreach to the WWE's more than 78 million direct followers on Facebook. In addition, **the potential exists for us to get our products out in front of more consumers (and rabid WWE fans) through the WWE's own talent.**

Needless to say, the potential is huge... And that potential only multiplies once we add more licenses and expand our product offerings.

Sizing 'em Up

In a Crowded Market, How Can Contenders Differentiate Itself?



We're obviously not alone in the men's underwear and apparel industries, even when you only consider direct-to-consumer segments. However, **Contenders has a number of competitive advantages that we believe make us rise head and shoulders above the rest.** Further, we think that **your investment will help us to further capitalize on these advantages.** We're ready to start landing some knock-out blows; will you invest?

The Competition **Can't Stand Toe-to-Toe**

PSD

- Limited Direct-to-Consumer
- No Other Product Categories
- One Style to Choose From

- Not Direct-to-Consumer
- No Style Choices
- No Other Product Categories
- Limited Licensed Product

MeUndies.com

- No Youth Sizes
- No Licensed Products
- No Other Product Categories
- Limited Monthly Styles

Duluth Trading Co.

- No Licensed Products
- No Youth Sizes

Contenders Giveback

Supporting Our Communities


Contenders

Just as the fictional Rocky Balboa used his burgeoning fame and success to give back to the Philadelphia community that supported him, so too do **we give back to the communities that have supported us**. Charitable giving is at the very core of what we do at Contenders, and it will be a significant part of our brand moving forward.

In the aftermath of the senseless tragedy in Las Vegas in the Fall of 2017, Contenders sprung into action to support the victims. We did this by contributing $2 from each sale of some of our most popular products. The funds gathered are used to provide relief and financial support to the victims and families of this American tragedy.

Invest in Contenders Today

You're the Added Edge We Need!

With your investment, Contenders can increase the penetration of our potential audience with current licenses, expand our product offerings both within our licenses and for our own Contenders brand and continue to obtain additional licenses. In turn, this can increase our topline growth rate and greatly expanding our consumer base. **Your investment will help us to:**

- Expand our penetration into the huge audiences of WWE, Rocky and the other licenses we're obtaining.
- Continue to leverage our licenses for greater audience share and look to offer additional licensed product categories within existing or new licenses.
- Expand our Youth offerings in both licensed and unlicensed categories.
- Offer more Contenders branded boxer briefs in related areas as well as introduce new apparel categories.
- Introduce our print-on-demand services to reduce design risk and lower inventory requirements.
- Pursue new (and back-logged) licensing opportunities.

Invest in Contenders! Be a part of **an exciting and fast-growing brand** <u>and</u> **add a piece of some of the world's most recognizable brands to your portfolio.**



September 2015

First License

Contenders rings up "Rocky" as our first license.

October 2016



Rocky Products Release

Our first line of Rocky-branded products are released.

December 2016

Second License

Our second license is a big one -- the WWE!

September 2017



WWE Products Release

Our first line of WWE-branded products are released.

January 2018

$500K in Sales!

In only two years, we reach an important sales milestone.

January 2018

Third License

We land our third license with the Karate Kid Franchise.

March 2018

Fourth License

Contenders signs its fourth license. (Anticipated)

February 2018

StartEngine Campaign Launches

Contenders launches its equity crowdfunding campaign on StartEngine.

Q2 2018



Karate Kid Products Release

We release our Karate-Kid-branded products. (Anticipated)

Q3 2018

Fourth License Products Release

We release our products associated with our fourth license. (Anticipated)

In the Press

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Meet Our Team



Jonathan Snyder

Co-Founder, CEO and CFO, Board Member

Currently, CEO, CFO and Board Member of Contenders Clothing since 2016. Previously, Co-founder of Bungalow Clothing (e-commerce fashion for women) from 2015-2016. From 2013-2015, President, COO and CFO of Fine Properties/Lev Restaurant Group ($100M investment company); Co-Founder, CEO & Chairman of the Board, KeyOn Communications (sold 3/2011); Co-Founder Transistor 8 (sold 6/2007); and Co-Founder, VP Business Development, LineUp Technologies Private Equity investor for Clarity Partners and Pacific Capital Group; Investment Banking Professional for Bear, Stearns & Co. in its Telecommunications Group. M.B.A. from UCLA Anderson School of Management; B.S., dual concentrations in Finance and Entrepreneurial Studies from The Wharton School of the University of Pennsylvania.



Aaron Snyder

Co-founder, Vice President, Business Development and Legal Affairs

Co-founder and VP, Business Development of Contenders Clothing, Inc.; Co-Founder/COO/General Counsel, On Full Display, LLC; Co-Founder & CEO, From The Source, LLC; Co-Founder and CEO, Domain OMS, LLC; Co-Founder, MerchHub, LLC; Founder/Partner, Law Offices of Aaron L. Snyder; J.D./M.B.A. from Syracuse University, BA, International Studies from The American University.



John and Mike Anderson

Co-Founders, Apparel Designers

In the summer of 2003 the Anderson brothers began printing custom t-shirts out the back of their Father's and Grandfather's southern California print shop. What began as a fun hobby supplying merchandise to local bands evolved into a passion that led them into a full time gig. Since then, the Tankfarm brand has brightened the doors of America's most prestigious stores. Paying homage to three generations of printing that their Grandfather started, all Tankfarm American made t-shirts are tagged with a signature 1950 photograph of their Grandfather, Richard H. Anderson (1930 – 2012). The Anderson brothers' latest venture is the Tankfarm & Co. general supply store for today's gentleman of sport and leisure. It's based in their hometown of Seal Beach, California. Tankfarm's aesthetic is classic, educated and rooted in tradition. The mission of the Tankfarm store is to purvey only goods of high quality materials and construction that will stand the test of time.



Jim Bunte

Co-Founder, Vice President of Operations

Currently, Co-Founder and VP of Operations of Contenders Clothing, Inc,. Formerly, Vice President, Marketing and Sales, KeyOn Communications; Co-Founder &CEO, Transistor 8 LLC (sold 6/207); Co-Founder and VP Editorial / Technology, Lineup Technologies LLC, Category Producer, Homestore.com, Vice President, Design &Creative, Lionel LLC, Editor, Classic Toy Trains Magazine and Collecting Toys Magazine (Kalmbach Publishing) University of California, BA English 1985



Sean Rademacher

Creative Director

15 years of professional experience in advertising and marketing with a specialization in crafting creative solutions. Expertise in crating and curating digital and print content and evolving brands. And, a builder of relationships for organization and individuals.



Thi Tran

Head of Marketing

A eCommerce marketer with strong background in digital product management who has led small and large scale recognizable eCommerce brands into hyper growth.



Daniel Weinrot

Advisor, Business Development

Experienced General Counsel with almost 20 years handling corporate, securities, mergers & acquisitions and general company representation matters, first as a corporate associate at a top 10 international law firm based in Los Angeles, CA, then in-house at a global casino resort operator, and most recently as General Counsel at a publicly listed internet media and marketplaces company based in Santa Monica, California.



Barry Lublin

Advisor, Apparel Expert

Accomplished COO and CFO with 20 years of experience providing strong strategic, financial, and operational leadership for start-up and existing businesses within the action sports, footwear, and apparel industries.

Offering Summary

Maximum 1,000,000* shares of Class C Common Stock ($1,000,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Class C Common Stock ($10,000)

Company	Contenders Clothing, Inc.
Corporate Address	4040 Pioneer Avenue #205, Las Vegas, NV 89102
Description of Business	We are a fast-growing men's and youth apparel brand featuring licenses from iconic sports and entertainment brands for use in our innovative and unique boxer briefs and tees.
Type of Security Offered	Class C Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250

Perks

$500 or more

- As long as you are an investor, you will receive 30% off our retail pricing at www.contenders.co

$1,000 or more

- 30% off our retail pricing at www.contendersclothing.com
- A gift certificate equal to 10% of your investment (e.g., if you invest $1,500, you will receive a gift certificate for $150 – you can designate who should receive the electronic gift card)

$2,000 or more

- 30% off our retail pricing at www.contenderscloithing.com.
- A gift certificate equal to 10% of your investment (e.g., if you invest $2,500, you will receive a gift certificate for $250 – you can designate who should receive the electronic gift card)
- Receive all new boxer brief styles upon company release.

$5,000 or more

- 30% off our retail pricing at www.contenderscloithing.com.
- A gift certificate equal to 10% of your investment (e.g., if you invest $5,500, you will receive a gift certificate for $550 – you can designate who should receive the electronic gift card)
- Receive all new boxer brief styles upon company release.
- We will donate up to $500 in boxer briefs to your selected cause or charity or organization as part of our Everyday Contenders program: www.contendersclothing.com/collections/everyday-contenders

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Contenders Clothing, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class C Common Stock at $1 / share, you will receive 10 Class C Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Contenders Clothing to get notified of future updates!

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Contenders Clothing Video Transcript

March 2018

So, we started the business by acquiring licenses with MGM so that was our first license for Rocky.

And, I felt like in the market there was just a void you know there wasn't a brand that kinda spoke to me. Like, like a guy. There wasn't a guy's brand.

I wanted a brand that was about…guys. Movies, sports, drinking.

And so we developed around theselicensed underwear, this whole brand ethos about "guy stuff".

So like guys like underwear they like tees, and of course we like hats. So, you know, our hats, like our tees, like our boxer briefs are great quality and they say something about the brand and they make you want to be a part of Contenders. You want to buy all products across our entire catalog.

Once you come in, whether you find us through Rocky or WWE, or one of our tees, you're likely to keep buying from us. And the percentages are real high in terms of repeat order rates.

This is the best time to invest in the company because we're about to take it to the next level. We're at an inflection point in the business where we have more licenses, we have a great growth trajectory and now we can step the business up, and keep growing.

It's exciting…every time we issue, we release a new tee shirt, a new hat, you'll be a part of it. And every time we pick up a new license, you can feel the growth of the company and we want you to feel it like we feel, which is exciting every day.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

ARTICLES OF INCORPORATION

OF

CONTENDERS CLOTHING, INC.

ARTICLE 1.

Company Name

The name of this corporation is CONTENDERS CLOTHING, INC.

ARTICLE 2.

Duration

The corporation shall continue in existence perpetually, from and after the date of filing these Articles of Incorporation with the Secretary of State of the State of Nevada, unless sooner dissolved according to law. These Articles of Incorporation have been filed with the Secretary of State in which the corporation is incorporated.

ARTICLE 3.

Principal Office

The name and address of this corporation's resident agent is Ken Yoshimine, 8628 Scarsdale Drive, Las Vegas, NV 89117.

ARTICLE 4.

Purpose

4.1 The purpose for which this corporation is organized is to engage in any lawful activity within or outside the State of Nevada.

4.2 Except as restricted by these Articles of Incorporation, this corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Nevada Business Corporation Act.

ARTICLE 5.

Board of Directors

The affairs of this corporation shall be governed by a Board of Directors of not less than one and not more than five directors. Directors of this corporation need not be residents of the State of Nevada and need not own shares of this corporation's stock. Each member of the Board of Directors will serve as a director until the annual meeting of the shareholders, or until his successor is elected and qualified. Thereafter the number of directors, whether a fixed number of directors or a variable number of directors with a fixed minimum and maximum number, and the manner in which the directors may be increased or decreased, shall be as provided in the bylaws of this corporation. The initial board of directors of this corporation shall consist of one (1) directors. The names and addresses of the persons who shall serve as directors until the first annual meeting of shareholders and until their successors are elected and shall qualify are:

1) Jonathan Snyder, 3051 Traverse Creek Lane, Las Vegas, Nevada 89135

ARTICLE 6.

Capital Stock

6.1 The aggregate number of shares which this corporation shall have authority to issue is twenty million (20,000,000) shares. Initially, the shares issued shall consist of six million (6,000,000) shares, consisting of (a) three million two hundred seventy-one thousand and thirty five (3,271,035) shares of Class A common stock, par value of $0.00375 (the "Class A Common Stock") and (b) two million seven hundred twenty-eight thousand nine hundred and sixty five (2,728,965) shares of Class B common stock, par value of $0.00375 (the "Class B Common Stock"). Additionally, this corporation authorizes and intends to issue one million (1,000,000) shares of Class C common stock, par value of $0.00375 (the "Class C Common Stock"), issuable in one or more series as hereinafter provided. A description of the classes of shares and a statement of the number of shares in each class and the relative rights, voting power, and preferences granted to, and restrictions imposed upon, the shares of each class are as set forth in this Article 6.

6.2 Each share of Class A Common Stock shall have, for all purposes, one (1) vote per share. Each share of Class B Common Stock shall have, for all purposes, ten (10) votes per share. Each share of Class C Common Stock shall have, for all purposes, no votes per share. In all other respects, except for voting purposes, the Class A Common Stock, the Class B Common Stock, and the Class C Common Stock will be equivalent; unless otherwise expressly stated or described, the Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be jointly known as "Common Stock." Ownership of the Class B Common Stock shall belong to Jonathan Snyder and/or his trust or heirs. In the event of a change of ownership or control of the Class B Common Stock, voting power of the Class B Common Stock shall revert back to that of the Class A Common Stock.

The holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock of this corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of this corporation legally available therefore. The holders of Common Stock issued and outstanding have and possess the right to receive notice of shareholders' meetings and to vote upon the election of directors or upon any other matter as to which approval of the outstanding shares of Common Stock or approval of the common shareholders is required or requested.

6.3 Additionally, shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, by resolution adopted and filed in accordance with law, to provide for the issue of such series of shares of Preferred Stock. Each series of shares of Preferred Stock:

(a) may have such voting powers, full or limited, or may be without voting powers; JS

(b) may be subject to redemption at such time or times and at such prices as determined by the Board of Directors;

(c) may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock;

(d) may have such rights upon the dissolution of, or upon any distribution of the assets of, this corporation;

(e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of this corporation or such other corporation or other entity at such price or prices or at such rates of exchange and with such adjustments;

(f) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts;

(g) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of this corporation or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by this corporation or any subsidiary of, any outstanding shares of this corporation; and

(h) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, in each case as shall be stated in said resolution or resolutions providing for the issue of such shares of Preferred Stock. Shares of Preferred Stock of any series that have been redeemed or repurchased by this corporation (whether through the operation of a sinking fund or otherwise) or that, if convertible or exchangeable, have been converted or exchanged in accordance with their terns shall be retired and have the status of authorized and unissued shares of Preferred Stock of the same series and may be reissued as a part of the series of which they were originally a part or may, upon the filing of an appropriate certificate with the Secretary of State of the State of Nevada be reissued as part of a new series of shares of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of shares of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of shares of Preferred Stock.

6.4 The corporation affirms that it has enough shares and has created the Class A Common Stock, the Class B Common Stock, and the Class C Common Stock.

ARTICLE 7.

No Further Assessments

The capital stock, after the amount of the subscription price determined by the board of directors has been paid in money, property, or services, as the Directors shall determine, shall be subject to no further assessment to pay the debts of this corporation, and no stock issued as fully JS paid up shall ever be assessable or assessed, and these Articles of Incorporation shall not and cannot be amended, regardless of the vote therefore, so as to amend, modify or rescind this Article 7.

ARTICLE 8.

No Preemptive Rights

Except as otherwise set forth herein, none of the Common Stock shares of this corporation shall carry with them any preemptive right to acquire additional or other shares of this corporation and no holder of any stock of this corporation shall be entitled, as a right, to purchase or subscribe for any part of any unissued shares of stock of this corporation or for any additional shares of stock, of any class or series, which may at any time be issued, whether now or hereafter authorized, or for any rights, options, or warrants to purchase or receive shares of stock or for any bonds, certificates of indebtedness, debentures, or other securities.

ARTICLE 9.

No Cumulative Voting

There shall be no cumulative voting of shares.

ARTICLE 10.

Transactions with Interested Directors or Officers

10.1 No contract or other transaction between this corporation and one or more of its directors or officers, or between this corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, shall be either void or voidable solely because of such relationship or interest or solely because such director or officer is present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the board of directors or committee and noted in the minutes, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote or consent sufficient for the purpose. So long as the relationship or interest is disclosed, the votes or consents of such interested directors shall be counted; or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction in good faith by a majority vote or written consent. The votes of the common or interested directors or officers must be counted in any such vote of shareholders; or

(c) The fact of such relationship or interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors of this corporation for action; or

(d) The contract or transaction is fair and reasonable as to this corporation at the time it is authorized or approved. JS

10.2 Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify the contract or transaction.

ARTICLE 11.

Indemnification of Officers and Directors

11.1 This corporation shall indemnify its directors, officers, employees, fiduciaries and agents to the fullest extent permitted under the Nevada Revised Statutes.

11.2 Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of this corporation or is or was serving at the request of this corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any Bylaw, agreement, vote of shareholders, provision of law or otherwise, as well as their rights under this Article.

11.3 Without limiting the application of the foregoing, the Board of Directors may adopt Bylaws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the law of the State of Nevada and may cause this corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of this corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not this corporation would have the power to indemnify such person.

11.4 The private property of the shareholders, directors and officers shall not be subject to the payment of corporate debts to any extent whatsoever.

11.5 No director, officer or shareholder shall have any personal liability to this corporation or its shareholders for damages for breach of fiduciary duty as a director or officer, except that this provision does not eliminate nor limit in any way the liability of a director or officer for:

(a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

(b) The payment of dividends in violation of Nevada Revised Statutes 78.300.

JS

ARTICLE 12

Adoption and Amendment of Bylaws

The initial Bylaws of this corporation shall be adopted by its board of directors. Subject to repeal or change by action of the shareholders, the power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the board of directors. The Bylaws may contain any provisions for the regulation and management of the affairs of this corporation not inconsistent with law or these Articles of Incorporation.

ARTICLE 13

Incorporator

The name and address of the incorporator is: Jonathan Snyder, 3051 Traverse Creek Lane, Las Vegas, Nevada 89135.

IN WITNESS WHEREOF, the above-named incorporator has signed these Articles of Incorporation this 23rd day of February, 2018.

Jonathan Snyder
JONATHAN SNYDER, Incorporator

JS